Exhibit 12.1

Vulcan Materials Company and Subsidiary Companies

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31
dollars in thousands	2014	2013	2012	2011	2010
Fixed charges
Interest expense before capitalization credits	$236,875	$197,493	$209,865	$216,976	$182,456
Amortization of financing costs	8,583	6,184	5,918	6,327	2,784
One-third of rental expense	36,103	29,959	26,186	24,992	24,134

Total fixed charges	$281,561	$233,636	$241,969	$248,295	$209,374

Earnings before income taxes as adjusted
Earnings from continuing operations before income taxes	$298,838	$(3,703)	$(120,421)	$(153,738)	$(192,206)
Minority interest in earnings (losses) of a consolidated subsidiary	0	0	0	0	0
Fixed charges	281,561	233,636	241,969	248,295	209,374
Capitalized interest credits	(2,092)	(1,089)	(2,716)	(2,675)	(3,637)
Amortization of capitalized interest	2,742	3,408	3,453	3,412	3,422

Earnings before income taxes, as adjusted	$581,049	$232,252	$122,285	$95,294	$16,953

Ratio of earnings to fixed charges	2.1	1.0	0.5	0.4	0.1